EXHIBIT 21.1

Subsidiaries of Global Technologies, Ltd.

Subsidiary	Type	State / Foreign Jurisdiction

TCBM Holdings, LLC	LLC	Delaware

HMNRTH, LLC	LLC	Delaware

911 Help Now, LLC	LLC	Delaware

Markets on Main, LLC	LLC	Florida

Tersus Power, Inc.	C Corporation	Delaware

Fox Trot Tango, LLC	LLC	Wyoming

10 Fold Services, LLC	LLC	Wyoming